UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

    Proteonomix, Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    74371C208

(CUSIP number)

    Michael Cohen

623 Eagle Rock Ave, Suite 102

East Orange, NJ 07052

(Name, address and telephone number of person authorized to receive notices and communications)

    December 3, 2010 and December 14, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 74371C208
1.	Name of reporting persons Michael Cohen
2.	Check the appropriate box if a member of a group (a) ☒ Board of Directors (b) ☒ Corporate Officer
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Israel
	7.	Sole voting power 960,460
	8.	Shared voting power
	9.	Sole dispositive power
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 960,460
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 17%
14.	Type of reporting person Board of Directors

Item 1.	Security and Issuer

Issuer:	Proteonomix, Inc. 187 Mill Lane Mountainside, New Jersey 07052

Class of Seciurity	Common stock, $.001 Par Value

Item 2.	Identity and Background

(a) Name:	Michael Cohen

(b) Address:	623 Eagle Rock Ave, Suite 102 East Orange, NJ 07052

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Mr. Michael Cohen is the Chief Financial Officer, Principal Financial and Accounting Officer and Director of the issuer. During the past five years, Mr. Cohen has not been convicted in any criminal proceeding, nor has Mr. Cohen been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in future ciolatoins, or prohibition or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws. Mr. Cohen is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Cohen used personal funds to purchase shares of the issuer.

Item 4.	Purpose of Transaction

The issuer's shares are being held by Mr. Cohen for investment purposes only.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number of shares: 960,460 which is 17% of total shares outstanding of the issuer.

(b) Mr. Cohen has sole power to vote all shares.

(c) None.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.	Materials to be Filed as Exhibits

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: December 17, 2010

/S/ Michael Cohen
Michael Cohen